Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Sept. 25,	Sept. 24,	Sept. 30,	Sept. 28,	Sept. 27,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)

Earnings:
Income before income taxes	$39,908	$44,011	$82,674	$66,630	$54,250

Amortization of capitalized interest	251	219	226	469	849

Interest	55,211	58,476	67,849	65,531	65,572

Less interest capitalized during the period	(1,111)	(4,276)	(9,806)	(11,261)	(522)

Net amortization of debt discount and premium and issuance expense	3,042	3,038	5,496	3,193	3,202

Interest portion of rental expense	25,461	23,681	21,762	23,021	25,319

Earnings as adjusted	$122,762	$125,149	$168,201	$147,583	$148,670

Fixed charges:
Interest	$55,211	$58,476	$67,849	$65,531	$65,572

Net amortization of debt discount and premium and issuance expense	3,042	3,038	5,496	3,193	3,202

Interest portion of rental expense	25,461	23,681	21,762	23,021	25,319

Fixed charges	$83,714	$85,195	$95,107	$91,745	$94,093

Ratio of Earnings to Fixed Charges	1.47	1.47	1.77	1.61	1.58

(1)	Fiscal years 2005, 2006, 2008 and 2009 were 52-week years while fiscal 2007 was a 53-week year.